Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-220696

Supplementing the Preliminary

Prospectus Supplement dated March 4, 2020

(To Prospectus dated September 28, 2017)

THE J. M. SMUCKER COMPANY

Pricing Term Sheet

Issuer:	The J. M. Smucker Company

Trade Date:	March 4, 2020
Settlement Date:	March 9, 2020 (T+3)
Security Description:	2.375% Notes due 2030	3.550% Notes due 2050
Size:	$500,000,000	$300,000,000
Maturity:	March 15, 2030	March 15, 2050
Coupon:	2.375%	3.550%
Price:	99.876% of face amount	99.615% of face amount
Yield to Maturity:	2.389%	3.571%
Spread to Benchmark Treasury:	140 basis points	195 basis points
Benchmark Treasury:	1.500% due February 15, 2030	2.375% due November 15, 2049
Benchmark Treasury Price and Yield:	104-26+ ; 0.989%	117-23 ; 1.621%
Interest Payment Dates:	March 15 and September 15, commencing on September 15, 2020	March 15 and September 15, commencing on September 15, 2020
Redemption Provisions:
Make-Whole Call:	At any time prior to December 15, 2029 at a discount rate of Treasury plus 25 basis points	At any time prior to September 15, 2049 at a discount rate of Treasury plus 30 basis points

Par Call:	On or after December 15, 2029	On or after September 15, 2049

CUSIP/ISIN:	832696 AS7 / US832696AS78	832696 AT5 / US832696AT51

Ratings (Moody’s / S&P):*	Baa2 (Stable) /BBB (Negative)

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC BMO Capital Markets Corp. PNC Capital Markets LLC

Co-Managers:	Fifth Third Securities, Inc. Wells Fargo Securities, LLC Huntington Securities, Inc. U.S. Bancorp Investments, Inc. Loop Capital Markets LLC

*

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer expects that delivery of the notes will be made against payment therefor on or about March 9, 2020, which is the third business day following the date of pricing of the notes (such settlement being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322 or J.P. Morgan Securities LLC telephone collect at 1-212-834-4533.